SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated October 17, 2012 in respect of Issue of Commercial Paper.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: October 18, 2012
	By:	/s/ Chang Xiaobing

	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ISSUE OF COMMERCIAL PAPER

China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (the “Company”), will launch the issue of the second tranche of commercial paper for the year 2012 of an amount of RMB15 billion on 23 October 2012 and the third tranche of commercial paper for the year 2012 of an amount of RMB8 billion on 24 October 2012. CUCL has published public announcements in relation to the issue of the commercial paper.

CUCL, a wholly-owned subsidiary of the Company, has published public announcements in relation to CUCL’s issue of the second tranche of commercial paper for the year 2012 of an amount of RMB15 billion and the third tranche of commercial paper for the year 2012 of an amount of RMB8 billion. The documents relating to the issue of the commercial paper have been published on the websites of Shanghai Clearing House and Chinamoney.com.cn at http://www.shclearing.com and http://www.chinamoney.com.cn, respectively.

CUCL will launch the issue of the second tranche of commercial paper for the year 2012 of an amount of RMB15 billion on 23 October 2012 and the third tranche of commercial paper for the year 2012 of an amount of RMB8 billion on 24 October 2012. The issue will be completed on 24 October 2012 and 25 October 2012, respectively. The final coupon rate will be announced separately upon completion of the issue.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 17 October 2012

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin